UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: March 15, 2016	By:	/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Press release, dated March 15, 2016, issued by Formula Systems (1985) Ltd. (“Formula”) announcing Fourth Quarter and Full Year Results for 2015